LIVE, SECURE DATA DRIVES ALL BUSINESS. DATAMIRROR QUARTERLY REPORT FIRST QUARTER ENDED APRIL 30, 2004

REPORT TO SHAREHOLDERS
OPERATIONS REVIEW

Revenue for the quarter ended April 30, 2004, ("Q1 fiscal 2005") was $13,127,000 compared to $13,320,000 for the quarter ended April 30, 2003 ("Q1 fiscal 2004"). Reported in US currency, revenue for Q1 fiscal 2005 was $9,845,000 compared to $8,993,000 for Q1 fiscal 2004, an increase of 9.5%. The GAAP net loss for Q1 fiscal 2005 was ($826,000) or ($0.07) per share compared to net income of $615,000 or $0.05 per share for Q1 fiscal 2004. Cash flow from operations for Q1 fiscal 2005 was $1,994,000 or $0.18 per share compared to $4,244,000 or $0.37 per share in Q1 fiscal 2004. Cash, cash equivalents, and short-term investments stood at $43,838,000 or $3.84 per common share outstanding at the end of the quarter.

The overall gross margin for Q1 fiscal 2005 was 74.2%, as compared to 79.3% for Q1 fiscal 2004. Gross margin on maintenance and services was 59.6% in Q1 fiscal 2005, as compared to 65.4% in Q4 fiscal 2003. Total costs, including costs of revenue, were $14,513,000 for Q1 fiscal 2005, up from $12,579,000 in Q1 fiscal 2004. Total headcount was 296 at April 30, 2004, as compared to 262 at April 30, 2003 and down slightly from 299 at the end of the previous quarter.

On May 14, 2004, the Company was successful in selling its investment in Idion for total net proceeds of approximately $19.9 million, resulting in a pre-tax gain of approximately $7.6 million and an after-tax gain of approximately $6.2 million.

MANAGEMENT'S COMMENTS

"Licence revenue in the first quarter was disappointing, particularly in the UK marketplace, and was approximately $2.5 million below our expectations," said Nigel Stokes, President and Chief Executive Officer. "Nonetheless, total revenue was up almost 10% in U.S. dollars, cash flow in the quarter was positive, and maintenance and consulting revenues grew. The pipeline entering Q1 was strong, but procurement delays occurred and our close rates were lower than anticipated. While it appears that IT budgets may have increased for the year as a whole, there was reluctance with many prospects and customers to spend during the first quarter. Going in to the second quarter, pipelines have continued to grow and we have taken modest steps to balance the Company's resources to the current market conditions."

OUTLOOK

In the second quarter of fiscal 2005, DataMirror expects to earn GAAP net income in the range of $0.00 to $0.05 per share excluding the gain on the sale of its shareholding in Idion. This includes the effect of adopting the recommendations in section 3870 of the CICA handbook concerning stock-based compensation.

NIGEL STOKES	PETER CAULEY
Chairman, President and	Vice President Finance and
Chief Executive Officer	Chief Financial Officer

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DataMirror 2004 Quarterly Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(For the three months ended April 30, 2004)

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this management discussion and analysis ("MD&A"), including statements regarding the Company's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations and policies of Canadian securities regulatory authorities. Forward-looking statements include statements of estimates, expectations, objectives, and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect", and similar expressions are intended to identify forward-looking statements. Such statements contain information that is forward looking and reflect the current views of DataMirror Corporation (together with its subsidiaries "DataMirror" or the "Company") with respect to future events and are subject to certain risks, uncertainties, and assumptions. Numerous factors affect the Company's operating results and could cause the Company's actual results to differ materially from the results indicated by this MD&A or by any forward-looking statements made by, or on behalf of, the Company, and there can be no assurance that future results will meet expectations, estimates, or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of the Company's software products; competition; the ability to develop, market, support, and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; pursuing, completing, and integrating acquisitions could divert resources and may not achieve the intended business objectives; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed herein, in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission, the Ontario Securities Commission, other Canadian securities commissions, and other regulatory authorities.

The following information should be read in conjunction with the audited consolidated financial statements of the Company for the year ended January 31, 2004, presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which are in all material respects in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), except as disclosed in note 19 of those audited consolidated financial statements. All amounts are stated in Canadian dollars unless otherwise noted.

OVERVIEW

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration solutions, gives companies the power to manage and monitor their corporate data in real-time. DataMirror's comprehensive family of solutions helps customers easily and cost-effectively capture, transform, and flow data throughout the enterprise. DataMirror unlocks the experience of nowTM by providing the live, secure data access, integration and protection companies require today across all computers in their business.

Over 1,800 companies have gone live with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP which are in all material respects in accordance with U.S. GAAP, except as disclosed in note 19 of the audited consolidated financial statements for the year ended January 31, 2004. The preparation of the Company's financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgements that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue, bad debts, investment tax credits, investments, intangible assets, goodwill, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company's control.

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The Company believes that the following critical accounting policies affect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition. The Company's revenues are generated from the sale of software licences, software maintenance and support fees, and services. Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2", issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed, and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training, and installation fees and is recognized at the time the services are performed.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required, payments. The Company performs ongoing credit evaluations of its customers' financial condition and if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could materially differ from our estimates.

Investment Tax Credits. The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different from the amount recorded.

Investments. From time to time, the Company may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices. The Company records an investment impairment charge when a decline in the value of an investment occurs which is considered to be other than a temporary impairment. Future adverse changes in market conditions or poor operating results of the companies in which the Company has invested could result in losses or an inability to recover the carrying value of the investments and may possibly require an impairment charge in the future.

Intangible Assets. The Company has intangible assets related to acquired technology and customer lists and trademarks. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgements. In assessing the recoverability of these intangible assets, the Company must make assumptions regarding estimated future cash flows, market conditions, and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In the quarter ended April 30, 2004, the Company did not record an impairment charge related to intangible assets.

Goodwill. The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions, and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In the quarter ended April 30, 2004, the Company did not record an impairment charge related to goodwill.

Future Income Taxes. The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company's future tax assets is principally dependent upon its achievement of projected future taxable income. The Company's judgements regarding future profitability may change due to future market and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is considered or estimated to be more likely to be realized. While the Company has considered projected future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be more likely than not to be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made. Likewise, in the event the Company were to determine that it would not be able to realize all or part of its future tax assets, an adjustment to the future tax assets would reduce income in the period such a determination were made.

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DataMirror 2004 Quarterly Report

RESULTS OF OPERATIONS

Revenue for the quarter ended April 30, 2004, ("Q1 fiscal 2005") was $13,127,000 compared to $13,320,000 for the quarter ended April 30, 2003 ("Q1 fiscal 2004"). Reported in US currency, revenue for Q1 fiscal 2005 was $9,845,000 compared to $8,993,000 for Q1 fiscal 2004, an increase of 9.5%. The GAAP net loss for Q1 fiscal 2005 was ($826,000) or ($0.07) per share compared to net income of $615,000 or $0.05 per share for Q1 fiscal 2004. Cash flow from operations for Q1 fiscal 2005 was $1,994,000 or $0.18 per share compared to $4,244,000 or $0.37 per share in Q1 fiscal 2004. Cash, cash equivalents, and short-term investments stood at $43,838,000 or $3.84 per common share outstanding at the end of the quarter.

The overall gross margin for Q1 fiscal 2005 was 74.2%, as compared to 79.3% for Q1 fiscal 2004. Gross margin on maintenance and services was 59.6% in Q1 fiscal 2005, as compared to 65.4% in Q4 fiscal 2003. Total costs, including costs of revenue, were $14,513,000 for Q1 fiscal 2005, up from $12,579,000 in Q1 fiscal 2004. Total headcount was 296 at April 30, 2004, as compared to 262 at April 30, 2003, and down slightly from 299 at the end of the previous quarter.

On May 14, 2004, the Company was successful in selling its investment in Idion for total net proceeds of approximately $19.9 million, resulting in a pre-tax gain of approximately $7.6 million and an after-tax gain of approximately $6.2 million.

REVENUE

Licence. Licence revenue in Q1 fiscal 2005 was $4,908,000 compared to $5,478,000 in Q1 fiscal 2004, a decrease of 10.4%. The decrease in licence revenue is attributable to several factors including the strengthening of the Canadian currency, price erosion in the iSeries high availability marketplace, and slower than expected adoption of the Company's newer products such as iReflect and LiveAudit.

Maintenance. Maintenance revenue in Q1 fiscal 2005 was $6,736,000 compared to $6,575,000 in Q1 fiscal 2004, an increase of 2.4%. This increase was a result of maintenance revenue generated by additional licence sales since the end of Q1 fiscal 2004 and the renewal of maintenance and support contracts for licence sales completed in prior periods, offset by the effects of the stronger Canadian currency.

Services. Services revenue in Q1 fiscal 2005 was $1,483,000 compared to $1,267,000 in Q1 fiscal 2004, an increase of 17.0%. This increase was primarily due to increased revenue from consulting services for the Company's Pervasive Gateway software.

COST OF REVENUE

Licence. Cost of licence revenue consists primarily of duplication, media, packaging, and shipping expenses. For Q1 fiscal 2005, costs of licence revenue were $63,000 (1.3% of licence revenue) relatively unchanged from $51,000 (0.9% of licence revenue) for Q1 fiscal 2004.

Maintenance and Services. Costs of maintenance and service revenue consist primarily of the salary and related costs of providing those services. For Q1 fiscal 2005, costs of maintenance and service revenue were $3,318,000 (40.4% of maintenance and service revenue) compared to $2,712,000 (34.6% of maintenance and service revenue) for Q1 fiscal 2004. The main cause for the decrease in the gross margin on maintenance and service revenue is headcount increases in this area, particularly the addition of the PointBase support team in December 2003.

OPERATING EXPENSES

Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials, and other selling and marketing related expenses. For Q1 fiscal 2005, these expenses totalled $5,539,000 (42.2% of revenue) up significantly from $4,706,000 (35.3% of revenue) for Q1 fiscal 2004. The increase is due primarily to the effect of increased headcount in this area due to the expansion of the Company's sales force and an increase in Web-based marketing activities. Management expects selling and marketing expenses to increase as the Company expands its sales and marketing activities.

Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses were $2,710,000 (20.6% of revenue) for Q1 fiscal 2005 up significantly from $2,488,000 (18.7% of revenue) for Q1 fiscal 2004 due to an increase in headcount in research and development due mainly to the addition of the PointBase team in December 2003.

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General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs, and professional fees. For Q1 fiscal 2005, general and administration expenses were $1,978,000 (15.1% of revenue) compared to $1,806,000 (13.6% of revenue) for Q1 fiscal 2004, an increase of 9.5% due mainly to the overhead associated with the PointBase facilities.

Stock-based Compensation. Effective February 1, 2004, the Company adopted the recommendations set forth in Section 3870 of the CICA Handbook concerning the adoption of the fair value based method of accounting for expensing stock option grants. The Company has adopted these changes on a retroactive basis with restatement of prior periods. This change resulted in a decrease to net income of $48,000 for the three months ended April 30, 2003, an increase to deficit of $286,000 as at January 31, 2003, and an increase to the deficit at January 31, 2004, of $798,000.

For Q1 fiscal 2005, the expense for stock-based compensation was $112,000 compared to $48,000 in Q1 fiscal 2004. This increase is largely due to the effect of additional options issued since Q1 fiscal 2004.

Amortization of Intangibles. For Q1 fiscal 2005, amortization of intangibles was $793,000 compared to $768,000 for Q1 fiscal 2004. The increase of $25,000 is due to additional amortization of the PointBase technology acquired in December 2003 offset by the impact of the SmartSales technology becoming fully amortized during the quarter.

INVESTMENT INCOME, NET

Investment income, net includes interest on short-term investments and other investment income net of interest expense on long-term liabilities and lease obligations. In Q1 fiscal 2005, net investment income was $186,000 compared to $257,000 in Q1 fiscal 2004. This decrease is primarily due to the decrease in interest rates, offset by an increase in invested cash balances resulting from positive cash flow from operations since the end of Q1 fiscal 2004.

The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper, and banker's acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently our future investment income may fall short of expectations due to changes in short-term interest rates.

INCOME TAX EXPENSE (RECOVERY)

During Q1 fiscal 2005, the Company recorded an income tax recovery of $374,000 as compared to a provision of $383,000 in Q1 fiscal 2004.

The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for the three months ended April 30, 2004, was 36.6% consistent with the rate in effect for the same period the previous fiscal year. The income tax provision (recovery) is different than that obtained by applying this rate to the income (loss) before income taxes due to a combination of factors including: a portion of the amortization of intangibles being non-deductible for tax purposes, other non-deductible expenses, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the effect of the rate changes on future taxes, and the manufacturing and processing tax deduction.

ACQUISITIONS AND INVESTMENTS

On December 18, 2003, the Company completed an agreement and plan of merger and acquired one hundred percent control of PointBase in a cash transaction valued at approximately $3,300,000 at closing, with certain additional amounts which may become payable contingent on future revenue or proceeds that may be received in connection with the acquired business. DataMirror is accounting for the acquisition under the purchase method. Under terms of the agreement and plan of merger, future payments of a portion of the funds received from an identified current customer of PointBase will become due to the former shareholders of PointBase contingent upon the Company either securing additional revenue from or selling the business or a portion thereof to this customer. No contingent consideration is due for the quarter ended April 30, 2004.

On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000, and technology valued at $362,000 for cash consideration of $399,000. The technology acquired is being amortized over a term of one year.

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DataMirror 2004 Quarterly Report

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion, a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at $9,800,000. On April 18, 2002, the bid was increased to $18,900,000, and subsequently, on May 8, 2002, the bid was further increased to $30,400,000. On July 4, 2002, the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At April 30, 2004, the Company owned approximately 48,269,000 or 42.61% of Idion's outstanding common shares acquired at a cost of $12,280,000.

The investment in Idion is accounted for using the cost method, as the Company does not have significant influence over the affairs of Idion and cannot obtain adequate financial information from Idion to enable the Company to account for its investment in Idion using the equity method. On April 30, 2004, shares of Idion were trading at approximately Cdn. $0.40 per share, which would indicate a market value of $19,095,000 for the Company's investment at that date. If a decline in market value is determined to be other than a temporary decline in value, the Company will be required to write down its investment in Idion. During its latest fiscal period, the twelve months ended December 31, 2003, Idion reported a net loss of approximately U.S. $554,000.

On May 14, 2003, the Company was successful in selling its investment in Idion for total net proceeds of approximately $19.9 million, resulting in a pre-tax gain of approximately $7.6 million and an after-tax gain of approximately $6.2 million.

The Company expects to continue to explore and pursue acquisitions as a strategy to build its distribution channels, enhance its product offerings, increase its market share in its existing markets, and achieve revenue growth. The consideration and completion of possible acquisitions may divert significant management time and other resources, including financial resources, of the Company. It is not certain that future acquisitions will achieve their business objectives.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt, and capital lease financing. In December 1996, the Company completed an initial public offering of 2,000,000 common shares for net proceeds of $9,377,000, and in September 1997 raised net proceeds of $15,721,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares). In April 2000, the Company raised net proceeds of $34,151,000 through the issuance of 1,305,000 common shares.

As at April 30, 2004, the Company had cash, cash equivalents, and short-term investments of $43,838,000, compared to $42,272,000 at the end of Q1 fiscal 2004 and $42,006,000 at January 31, 2004. The increase in cash, cash equivalents, and short-term investments during the quarter was primarily due to positive cash flow from operations. For Q1 fiscal 2005, cash flow from operations was $1,944,000, a decrease from $4,244,000 in Q1 fiscal 2004 due to the reduced level of profitability in the quarter, offset by a reduction of days sales outstanding in accounts receivable to 46 days at quarter's end from 66 days at January 31, 2004. During Q1 fiscal 2005, capital expenditures of $292,000 ($134,000 in Q1 fiscal 2004) were financed internally and none (none in Q1 fiscal 2004) were financed under capital lease facilities. Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company's head office facilities. The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows. During Q1 fiscal 2005, the Company used $407,000 ($661,000 in Q1 fiscal 2004) in cash to repurchase 25,100 (53,400 in Q1 fiscal 2004) of its common shares under a normal course issuer bid and raised an additional $652,000 ($159,000 in Q1 fiscal 2004) through the issuance of common shares pursuant to the Company's stock option plans.

The Company has available short-term bank credit facilities amounting to approximately $3,363,000. At April 30, 2004, there was no outstanding indebtedness under these credit facilities. Management believes that its current cash, cash equivalents, and short-term investments together with continued positive cash flow from operations will be adequate to fund the Company's short-term financial requirements with the exception of acquisition related cash requirements. In the short-term, the Company does not plan on making any acquisitions that would result in short-term financial requirements exceeding the sources of cash described above. In the long-term, the Company may finance its long-term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long-term debt, or by entering into capital lease financing arrangements.

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NEW ACCOUNTING RECOMMENDATIONS

In November 2003, the CICA made changes to Section 3870, "Stock-based Compensation and Other Stock-based Payments", requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company will be to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose. The Company has adopted these changes effective February 1, 2004 on a retroactive basis with restatement of prior periods. This change resulted in a decrease to net income of $48,000 for the three months ended April 30, 2003, an increase to deficit and increase to contributed surplus of $286,000 as at January 31, 2003 and an increase to deficit and increase to contributed surplus of $798,000 as at January 31, 2004.

In June 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to the guideline, it is expected to be effective for the Company's fiscal year beginning February 1, 2005. The Company will review the impact of the amended guideline, if any, on the Company's consolidated financial statements when the CICA issues the amended Guideline.

In June 2002, Financial Accounting Standards Board ("FASB") introduced Statement of Financial Accounting Standard ("SFAS") 146, which addresses financial accounting and reporting for costs associated with exit or disposal activities. Prior to SFAS 146, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Under SFAS 146, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. SFAS 146 applies to exit or disposal activities initiated after December 31, 2002. Adopting the recommendations of SFAS 146 did not have a material impact on the Company's financial condition as of April 30, 2004, or its results of operations for the quarter then ended.

In November 2001, the Accounting Standards Board ("AcSB") approved AcG-13, an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting. These guidelines are effective for the fiscal year starting February 1, 2004. The adoption of AcG-13 had no impact on the Company's financial statements for the quarter ended April 30, 2004.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect or may affect the Company and its business, financial condition, and results of operations are substantially unchanged from those discussed in the Company's latest Annual Information Form and its Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended January 31, 2004, contained in the Company's 2004 Annual Report to Shareholders, and all of such risks and uncertainties are incorporated herein by reference.

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DataMirror 2004 Quarterly Report

DataMirror Corporation
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three months ended April 30, 2004 and 2003 (unaudited)

NOTICE TO READER

The attached consolidated financial statements have been prepared by management of DataMirror Corporation. The consolidated financial statements for the three month period ended April 30, 2004 and 2003 have not been reviewed by the auditors of DataMirror Corporation.

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DataMirror Corporation
CONSOLIDATED BALANCE SHEETS
(Thousands of CDN$ - unaudited)

		April 30,	January 31,
		2004	2004
			(restated -
			note 2)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$43,838	$9,286
Short-term investments		0	32,720
Accounts receivable		6,547	11,797
Prepaid expenses		1,902	1,803
Future income taxes		2,267	2,540
		54,554	58,146
CAPITAL ASSETS		3,848	3,845
INVESTMENT TAX CREDITS RECOVERABLE		1,080	1,019
INVESTMENTS		12,280	12,185
INTANGIBLES		5,060	5,853
GOODWILL		5,175	5,175
		$81,997	$86,223

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities		$3,526	$5,544
Deferred revenue		19,104	18,839
Income taxes payable		251	1,785
Current portion of capital lease obligations		13	32
		22,894	26,200
FUTURE INCOME TAXES		625	1,076
		23,519	27,276

SHAREHOLDERS' EQUITY
Share capital
Common shares	(April 30, 2004 - 11,404,827
	January 31, 2004 - 11,364,952)	65,135	64,625
Deficit		(7,069)	(5,978)
Contributed surplus		910	798
Cumulative translation adjustment		(498)	(498)
		58,478	58,947
		$81,997	$86,223

See accompanying notes
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DataMirror 2004 Quarterly Report

DataMirror Corporation
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Thousands of CDN$, except per share data - unaudited)

	Three Months Ended
	April 30,
	2004	2003
		(restated -
		note 2)

REVENUE
Licence	$4,908	$5,478
Maintenance	6,736	6,575
Services	1,483	1,267
	13,127	13,320
COST OF REVENUE
Licence	63	51
Maintenance and services	3,318	2,712
	3,381	2,763
GROSS MARGIN	9,746	10,557

OPERATING EXPENSES
Selling and marketing	5,539	4,706
Research and development	2,710	2,488
General and administration	1,978	1,806
Stock-based compensation	112	48
Amortization of intangibles	793	768
	11,132	9,816
OPERATING INCOME (LOSS)	(1,386)	741
INVESTMENT INCOME	186	257
INCOME (LOSS) BEFORE INCOME TAXES	(1,200)	998
INCOME TAX EXPENSE (RECOVERY)	(374)	383
NET INCOME (LOSS)	$(826)	$615

EARNINGS (LOSS) PER SHARE
Basic	($0.07)	$0.05
Fully diluted	($0.07)	$0.05

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING (000'S)
Basic	11,372	11,418
Fully diluted	11,372	11,619

See accompanying notes
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DataMirror Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of CDN$ - unaudited)

	Three Months Ended
	April 30,
	2004	2003
		(restated -
		note 2)

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net income (loss)	$(826)	$615
Add (deduct) items not affecting cash:
Amortization of capital assets	289	334
Amortization of intangibles	793	768
Stock-based compensation	112	48
Future income taxes	(178)	(202)
Investment tax credit	(61)	(35)
Non-cash operating expense	0	19
	129	1,547
Changes in non-cash working capital balances	1,865	2,697
	1,994	4,244

INVESTING ACTIVITIES
Capital asset additions	(292)	(134)
Sale of short-term investments	32,720	25,802
Investment in Idion	(96)	(93)
Acquisition of technology	0	(30)
	32,332	25,545

FINANCING ACTIVITIES
Capital lease payments	(19)	(40)
Issuance of share capital	652	159
Repurchase of share capital	(407)	(661)
	226	(542)

INCREASE IN CASH AND CASH EQUIVALENTS	34,552	29,247

CASH AND CASH EQUIVALENTS
Beginning of period	9,286	13,025
End of period	$43,838	$42,272

See accompanying notes
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DataMirror 2004 Quarterly Report

DataMirror Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended April 30, 2004 (Unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, consistent with those used and described in the Company's audited consolidated financial statements and notes for the year ended January 31, 2004. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended January 31, 2004.

2. NEW ACCOUNTING PRONOUNCEMENTS

In November 2003, the CICA made changes to Section 3870, "to Stock-based Compensation and Other Stock-based Payments", requiring equity instruments awarded to employees to be measured and expensed using the fair value method. The main impact for the Company will be to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose.

The Company has adopted these changes effective February 1, 2004, on a retroactive basis with restatement of prior periods. This change resulted in a decrease to net income of $48,000 for the three months ended April 30, 2003, an increase to deficit and increase to contributed surplus of $286,000 as at January 31, 2003, and an increase to deficit and increase to contributed surplus of $798,000 as at January 31, 2004.

3. INVESTMENTS

The investments are as follows:
	2004	2003

Idion Technology Holdings Limited	$12,280	$12,185

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion Technology Holdings Limited ("Idion"), a South African company listed on the Johannesburg Stock Exchange, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002, the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At April 30, 2004, the Company owned approximately 48,269,000 or 42.6% of Idion's outstanding common shares acquired at a cost of $12,280,000.

The investment in Idion has been accounted for at cost, as the Company does not have significant influence over the affairs of Idion and was not able to obtain adequate financial information from Idion to enable it to account for its investment using the equity method.

On May 14, 2004, the Company was successful in selling its investment in Idion for total net proceeds of approximately $19.9 million, resulting in a pre-tax gain of approximately $7.6 million and an after-tax gain of approximately $6.2 million.

4. SEGMENTED INFORMATION

The Company operates in only one industry, that being the business of developing and marketing computer software products. The Company has two reportable segments, North America, which includes the Company's recently incorporated Asia Pacific operations, and Europe, based on the geographic location of its operations. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies in the Company's audited consolidated financial statements for the year ended January 31, 2004. The Company accounts for intersegment sales at fair value.

The Company's reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and, therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

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DataMirror Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended April 30, 2004 (Unaudited)

The following table presents certain information with respect to the reportable segments described above:

Three months ended April 30,	2004	2003
		(Restated-note 2)
REVENUE
North American customers	$8,347	$8,599
Intersegment	1,111	1,220
	9,458	9,819
European customers	4,780	4,721
Elimination of intersegment revenue	(1,111)	(1,220)
	$13,127	$13,320

OPERATING INCOME (LOSS)
North America	$(1,438)	$(23)
Europe	52	764
	$(1,386)	$741

AMORTIZATION
North America	$1,024	$1,017
Europe	58	85
	$1,082	$1,102

CAPITAL ASSET ADDITIONS
North America	$270	$117
Europe	22	17
	$292	$134

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DataMirror 2004 Quarterly Report

DataMirror Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended April 30, 2004 (unaudited)

As at April 30,	2004	2003

IDENTIFIABLE ASSETS
North America	$62,467	$60,327
Europe	9,275	8,448
	71,742	68,775
Intangibles	5,060	6,631
Goodwill	5,175	3,118
	$81,997	$78,524

Summaries of revenue, segmented according to the customers' country of residence, and of capital and intangible assets, segmented according to the country in which the assets are located, are as follows:

Three months ended April 30,	2004	2003

REVENUE
Canada	$833	$1,486
United States	6,857	6,149
United Kingdom	2,081	2,448
Germany	1,209	1,265
Other	2,147	1,972
	$13,127	$13,320

As at April 30,	2004	2003

CAPITAL ASSETS, INTANGIBLE ASSETS, AND GOODWILL
Canada	$10,821	$10,060
Germany	2,714	2,705
Other	548	715
	$14,083	$13,480

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ABOUT DATAMIRROR

DataMirror (Nasdaq: DMCX; TSX: DMC) delivers live, secure data integration solutions that give companies the power to manage and monitor their corporate data in real-time. DataMirror's comprehensive family of solutions enables customers to easily and cost-effectively capture, trans form and flow live data throughout the enterprise. DataMirror software unlocks the experience of nowTM by providing the live, secure data access , integration and protection companies require today across all computers in their business . Over 1,800 companies have gone live with DataMirror software. DataMirror is headquartered in Markham, Canada, and has offices around the globe.

North America 1 800 362 5955
UK + 44 (0)20 7633 5200
France + 33 (0)1 72 75 73 40
Germany + 49 6151 8275 0
Hong Kong + 852 2251 8226

WWW.DATAMIRROR.COM